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                         [LETTER HEAD OF APPEARS HERE]




                 ALCO STANDARD REPORTS SECOND QUARTER RESULTS;
                    ANNOUNCES INTENT TO SEPARATE BUSINESSES



     VALLEY FORGE, PENNSYLVANIA--APRIL 17, 1996--Alco Standard Corporation (NYSE:ASN) announced today net income of $71 million for the second quarter of fiscal year 1996, which ended March 31, 1996. This represents an increase of 45% over net income of $49 million in the second quarter last year. Earnings per share rose to $.52, an increase of 24% over the $.42 earned in the second quarter of fiscal 1995, despite a 15% increase in shares outstanding. Figures reflect the two-for-one stock split announced October 17, 1995.

     The company also announced that its Board of Directors has approved the structuring of its businesses, IKON Office Solutions and Unisource, under separate ownership in order to maximize the future growth potential of both businesses. IKON is the largest independent marketer of office technology solutions in North America and the United Kingdom, while Unisource is the largest marketer and distributor of paper products and supply systems in North America.

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     John E. Stuart, Alco's chairman and chief executive officer, said, "The decision to split the company reflects our desire to eliminate the growing strategic conflict between our two businesses. As the market moves from ink on paper to imaging on paper, and as the trend toward outsourcing grows, IKON's future opportunities increasingly bring it in direct competition with Unisource's customers. Additionally, Unisource is expanding its distribution of imaging supplies to the corporate office market, IKON's traditional customer base. Although these conflicts have only become of strategic concern in recent months, we believe they will accelerate rapidly in the future. Under separate ownership, IKON and Unisource will be free to pursue their own growth strategies, unencumbered by the activities of the other in the marketplace."

     The company is actively considering a variety of alternatives for separating the two businesses, including a spin-off of Unisource to Alco shareholders as a tax-free dividend. The company plans to reach a decision as to the method of separation by the end of June, with an estimated completion date of not later than December 31, 1996.

     Stuart commented, "Whatever form the separation takes, we intend to protect the interests of all of Alco's constituents including customers, suppliers, employees, shareholders, bondholders and other creditors."

     For its second quarter, Alco revenues rose to $2.8 billion, up 15% over the $2.4 billion reported in the same period last year. Operating income increased 35% to $151 million, compared with $112 million for the period one year ago.

     IKON Office Solutions (formerly Alco Office Products) posted a 52% increase in revenues for the quarter, to $1.1 billion, while operating income advanced 54% to $91 million. Operating margins were 8.6%, compared with 8.5% in the second quarter of last year. Internal growth, which excludes acquisitions, was 14.6% in revenues and 20.4% in operating income.

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     IKON completed 30 acquisitions in the second quarter, with annualized revenues of approximately $380 million; five of the acquisitions were market extensions to Erskine House in the United Kingdom. Through March 30, acquisitions for IKON exceed $500 million in annualized revenues.

     In addition, since the end of the quarter, IKON has acquired New York City-based Concordance Technologies, Inc. (CTI), its first acquisition completely dedicated to digital networking, and Axion, an office solutions network with 5 primary locations throughout Southern France.

     Unisource delivered a 13% increase in operating income, generating $60 million for the quarter. Revenues for the period were $1.7 billion, unchanged from revenues in the same period last year despite a severe decline in printing paper prices in recent months. Operating margins were 3.4%, on track with Unisource's goal of 4% operating margins by the fourth quarter of 1996.

     Unisource sustained its aggressive acquisition pace in the second quarter, completing 10 acquisitions with total annualized revenues of nearly $240 million. Unisource has already exceeded its 1996 acquisition goal of $500 million in annualized revenues and expects to approach $1 billion by year end. The large majority of the acquisitions have been supply systems companies, in accordance with the group's goal of achieving a 50% revenue contribution from supply systems longer-term.

     For the first six months of the fiscal year, revenues for Alco totaled $5.4 billion, 16% higher than for the first half of 1995. Operating income year-to-date in 1996 was $283 million, a 35% increase over operating income generated in 1995's first six months. Earnings per share for the first six months totaled $.97, up 21% over the first half of 1995. Average shares outstanding increased 11% over the same period last year.

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     "Our performance this quarter was strong, and we're particularly pleased we can deliver these results even in the face of tough conditions in the paper industry," Stuart stated. "Paper prices have declined significantly since the beginning of the year, preventing revenue growth this quarter at Unisource. In response, we have successfully reduced our working capital and operating costs in order to meet our commitment to improve Unisource's operating margins."

     Stuart continued, "IKON is exceeding its targets for growth in revenues and operating income and its internal growth is in line with long-standing performance levels. We have already achieved our annual goals for acquisitions for both groups, and we plan to continue to acquire attractive companies that will enhance the performance of both groups."

     Alco Standard Corporation is headquartered in Valley Forge, Pennsylvania. Alco operates the largest independent marketer of office solutions in North America and the United Kingdom through IKON Office Solutions and the largest marketer and distributor of paper and supply systems in North America through Unisource. Revenues for fiscal year 1995 were nearly $10 billion.